Room 4561

June 28, 2006

Charles C. Pope
Chief Financial Officer
P.O. Box 309GT
Ugland House, South Church Street,
George Town, Grand Cayman
Cayman Islands

Re: Seagate Technology
       Form 10-K for the fiscal year ended June 30, 2005
       Filed August 1, 2005
       File No. 001-31560

Dear Mr. Pope:

       We have reviewed the above referenced filing and have the following comments.
Please note that we have limited our review to the matters addressed in the comments
below. We may ask you to provide us with supplemental information so we may better
understand your disclosure. Please be as detailed as necessary in your explanation. After
reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed May 25, 2006

1. We note from your disclosure in Item 1.01 of the Form 8-K that you have agreed
    to fully and unconditionally guarantee all of Maxtor's obligations under the 2005
    Notes, the 2005 Indenture, the 2003 Notes and the 2003 Indenture. Tell us how
    you plan to apply the disclosure requirements of Rule 3-10 of Regulation S-X in
    your future periodic reports.

2. We note that the 2005 and 2003 Convertible Senior Notes provide for the
    conversion into shares of your common stock. Tell us whether you believe that
    either of the convertible senior notes is conventionally convertible in accordance
    with paragraph 4 of EITF 00-19. Refer to paragraph 8 of EITF 05-02. If either of

the notes is not considered a conventional convertible note, tell us how the Company evaluated the conversion features associated with this debt to determine whether there are embedded derivatives that meet the criteria for bifurcation under SFAS 133. Specifically, tell us how you considered the criteria in paragraphs 12(a) through (c) of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your accounting. Provide us with your analysis for each note of the conditions outlined in paragraphs 12 through 32 of EITF 00-19 to support your conclusions.

Form 10-K for the fiscal year ended July 1, 2005, filed on August 1, 2005

Notes to the Consolidated Financial Statements

Note 2. Balance Sheet Information

Financial Instruments, page 74

3. We note from your disclosure that you have investments in auction rate preferred stock. Tell us whether you have classified the auction rate preferred stock as cash and cash equivalents or short-term investments. In this regard, we note from your disclosure on page 69 of the filing that you consider all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Tell us how your presentation and classification of these auction rate securities on the face of the balance sheets and statements of cash flows is consistent with the guidance of SFAS 95, SFAS 115, and Chapter 3A of ARB 43. Also indicate what consideration you gave to disclosing your policy for such investment securities.

Form 10-Q for the quarterly period ended March 31, 2006, filed on April 28, 2006

Notes to Condensed Consolidated Financial Statements

Note 4. Stock-Based Compensation, page 14

4. We note that you adopted the provisions of SFAS 123(R) using the modified prospective method, except for options granted prior to the Company's initial filing of its Form S-1 in October 2002 for which compensation cost was based on the intrinsic value method. Explain how your transition method is consistent with the guidance in SFAS 123(R). In this regard, it appears that you used the fair-value-based method for options granted prior to your initial Form S-1 filing in your pro forma disclosures under SFAS 123 in prior periodic filings. As such, pursuant

to paragraph 71 of SFAS 123(R), you should apply the modified prospective application transition method.

5. You disclose basic and diluted net income per share for the three and nine months ended March 31, 2006 as if you had not adopted SFAS 123(R). This presentation is considered a non-GAAP financial measure pursuant to the provisions of Item 10(e) of Regulation S-K. Demonstrate the usefulness of this non-GAAP measure in assessing performance when the item excluded is of a recurring nature and a result of your operations and has contributed to your performance. Refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued in June 2003 (FAQ). If you are able to overcome the burden of demonstrating the usefulness of the non-GAAP measure, revise to include the disclosure requirements of Item 10(e) of Regulation S-K, including the disclosures set forth in Question 8 of the FAQ. Refer to SAB Topic 14G.

Item 1. Legal Proceedings

Intellectual Property Litigation, page 52

6. We note from your disclosures that the U.S. Bankruptcy Court issued a ruling on December 20, 2005 indicating that the Company is not entitled to retain the benefits from the Patent Cross-License with Read-Rite Corporation. We further note from the disclosure on page 68 of the filing that the impact of the litigation could have a material adverse effect on the Company. Tell us whether you have recognized an accrual for this loss contingency. If no accrual has been made, explain why the criteria of paragraph 8 of SFAS 5 were not met. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material a decision to buy or sell your securities, you should disclose the estimated additional loss or state that such an estimate cannot be made. See SAB Topic 5Y and paragraphs 9 and 10 of SFAS 5.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551-3479 or Melissa Walsh at (202) 551-3224 or myself at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief